EXHIBIT 21.0

SUBSIDIARIES

Name	Jurisdiction of Formation

CyberOptics UK, Ltd.	United Kingdom

CyberOptics Holdings UK, Ltd.	United Kingdom

CyberOptics (Singapore) Pte. Ltd	Singapore

CyberOptics Semiconductor, Inc.	Minnesota

CyberOptics (China) Co., Ltd.	People’s Republic of China

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